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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Eldorado Gold Corporation

We consent to the use of our reports, each dated February 21, 2013, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting of Eldorado Gold Corporation included in this Annual Report on Form 40-F.

KPMG LLP

Chartered Accountants

Vancouver, Canada
March 28, 2013